
Reaching Critical Mass:

AMERICAN
HEALTHWAYS INC
Improved health is the outcome.

Annual Report 2003

For more than 20 years, American Healthways has been helping health plans, hospitals and physicians to improve health, enhance the fundamental care experience and reduce the cost of care. Our disease management and care enhancement programs, and the nurses and other health care professionals who deliver them, employ the principles of evidence-based medicine and recognized standards of care, to support the physician's plan of care and to help people with chronic and other diseases improve their health. Our interactions with patients are designed to closely monitor their condition, educate them to become more effective self managers of their disease, and support them in creating and sustaining the behavior changes critical to improving and maintaining their health. In addition to direct interactions between patients and our professionals, advanced technologies are employed both to identify individuals for participation in the programs and to determine those who are at high risk for short-term health complications, enabling the provision of preventive interventions that can greatly reduce, or altogether avoid, costly health care episodes.

While our programs are provided to more than one million individuals nationwide, making us the nation's leading and largest provider of disease management and care enhancement services, we never lose sight of the fact that no two individuals are alike. Fulfilling our value promise of improved health, improved adherence to standards of care, improved member and physician satisfaction and reduced medical cost requires that each program participant be recognized as a unique individual and that our interactions be tailored to meet their unique, individual needs. The use of highly qualified professionals enables us to create the caring, trusting, personal relationships that enable this individual touch and deliver our programs to one patient at a time.

As a result of this unique approach, our programs have been proven to help payers reach the critical mass impact necessary to make a relevant change in their overall escalating health care cost trend. For more information about our nationally reviewed and approved proven programs, visit www.americanhealthways.com

(In thousands, except per share and health plan lives data)	2003	2002
OPERATING DATA		
Revenues	$ 165,471	$ 122,762
Net income	$ 18,474	$ 10,355
Diluted earnings per share	$ 1.12	$ 0.64
Diluted weighted average common shares and equivalents	16,505	16,094
OPERATING STATISTICS		
Health plan actual lives under management at end of period	837,710	563,451
Annualized revenue in backlog at end of period	$ 12,200	$ 27,600
FINANCIAL POSITION		
Cash and cash equivalents	$ 35,956	$ 23,924
Working capital	47,047	24,295
Total assets	140,013	118,017
Long-term debt	109	514
Other long-term liabilities	4,662	3,568
Stockholders' equity	112,431	88,809


Revenues
(in millions)
$75.1
$122.8
$165.5
01
02
03


Diluted earnings per share
01
02
03


Actual health plan lives under management (in thousands)
245
563
838
01
02
03

Make one person healthier
and you create a better life.
Make a million people healthier and you
create immeasurable value.










Bending the Health Care Trend

Our Value Proposition

Improve health of populations
Enhance patient satisfaction and care experience
Enhance physician satisfaction and delivery experience
Reduce total health care costs and
Improve work force productivity

Fellow Shareholders:

The continued growth of American Healthways disease management and care enhancement programs is a function of those programs' ability to meaningfully bend the trend of health care cost increases for our customers while providing a valuable new service for their customers. Our approach to meeting that test is to assure that our programs reach critical mass – a large enough portion of a customer's total medical spend that, when impacted by savings from our programs, enables us to reduce the rate of cost increase for the entire health plan to a degree that each customer finds strategically meaningful. "Reaching Critical Mass" represents the Company's strategic direction, the next challenge for the rest of the disease management industry and, quite possibly, the key to our country's ability to gain control of its rising health care costs.

Since our last letter to you, we have conclusively proven, for both commercial and Medicare health plan populations, that our programs can achieve critical mass and create sizable reductions in the rate of health care cost inflation. During the fifth straight year of double-digit increases in health care costs, our care enhancement programs reduced the projected growth in total health care expenditures for two different health plan customers by 300+ basis points in just the first year of operation. Because the cost savings generated by our programs are designed to increase with each successive year, we expect our impact on projected trend for these customers and populations to be even more significant over time.

Demonstrating our ability to reach critical mass and bend trend puts us in front of the market. No one else has proven their ability to achieve what we, and our customers, have already produced. These successes are rooted in our fundamental commitment to the importance of the human connection and assuring that our nurses and other health care professionals have the skills, compassion, time and support infrastructure necessary to establish personal caring relationships with each individual we serve. Recognizing that people are people, not diseases, we can focus on the important aspects of improving health in a manner that both patients and physicians embrace.

The rest of this letter discusses our excellent financial results for fiscal 2003 and why we are well positioned to achieve our goals for fiscal 2004. While you read it, however, we would ask you to remember this point: despite everything you've read and heard about this country's out-of-control health care costs, American Healthways has validated proof of its ability to produce greater savings, over larger populations, for more customers and over a longer period of time than anyone else in our industry.

Our financial results for fiscal 2003 continued our trend of expanding, strong multi-year growth. Earnings per diluted share increased 75%, to $1.12 for the fiscal year from $0.64 for fiscal 2002, on 34% growth in revenues to $165 million from $123 million. This growth reflected a 49% expansion of actual lives under management to 838,000 at the end of fiscal 2003, up from 563,000 at the end of fiscal 2002.

The rewards of success are immeasurable. The cost of failure is intolerable.

With fiscal 2003's results, American Healthways has now produced substantial profitable growth for three consecutive years. During this period, we have produced a 48% compounded annual growth rate for revenues, while earnings per diluted share increased from $0.01 for fiscal 2000 to $1.12 for fiscal 2003. This growth primarily resulted from the demand-driven, four-fold expansion of actual lives under management since the end of fiscal 2000.

These results led to the Company receiving significant financial recognition during 2003 as evidenced by our being ranked No. 5 on *Fortune's* 100 Fastest Growing Companies in America and No. 1 on *Fortune Small Business'* 100 Fastest Growing Publicly Traded Small Businesses. In addition, the Company was included on *BusinessWeek's* list of 100 Hot Growth Companies and selected for inclusion in the *Standard & Poor's* Small Cap 600 Index. In recognition of the increasing value being created for shareholders, after the end of the fiscal year, the Company's board authorized a 2-for-1 split of the Company's stock.

We expect to expand our record of strong profitable growth to a fourth consecutive year in fiscal 2004. The Company's guidance includes revenues for fiscal 2004 in a range of $245 million to $255 million and we project earnings per diluted share to be in a range of $1.42 to $1.46 for the year before the effect of the stock split.

A number of factors lead us to believe that the future holds significant growth opportunities for the Company, and that we are well positioned to capitalize on them.

American Healthways differentiates its programs in many ways, but its proven results – whether for health plan members with a single chronic disease or for the health plan's entire population – provide an extraordinary competitive advantage. Although the approximately 300+ basis point impact our programs provided for Blue Cross Blue Shield of Minnesota's commercial population and HealthSpring's Medicare population were only released subsequent to the end of fiscal 2003, they have already had a positive tangible impact on our sales and marketing efforts.

Our acquisition of StatusOne substantially expanded our ability to reach beyond the threshold of critical mass. By combining StatusOne programs with care enhancement programs, we expect to intervene with members accounting for more than one-half of a typical commercial plan's health care spending. The value of this added "reach" is clear for both our customers and us. Not only will expanded reach enable us to have a bigger impact on trend, it also further strengthens our position as the industry's leading one-stop solution.

Demand for the Company's proven programs is increasing as is demonstrated by our announcement of eight new contracts or contract expansions since the end of fiscal 2003, the most the Company has ever produced in such a short timeframe. Illustrating the comprehensive nature of our products and the flexibility of our business model, these new contracts range from services for single chronic diseases, to multiple chronic diseases, to our total population management services. They cover fully insured, self-insured and Medicare populations. Reflecting the growing recognition of our ability to deliver over time, these new agreements have terms ranging from three to seven years. We expect that our ability to engage our customers at whatever level they need will also continue to be a compelling competitive advantage for us.

In addition to completing our second consecutive fiscal year of 100% retention of our expiring health plan contracts, we also signed early contract renewals with CIGNA HealthCare and Hawaii Medical Service Association significantly improving the dynamics of our business. With these renewals, in combination with our Blue Cross Blue Shield of Minnesota contract, we now have long-term contracts with our three largest customers, who accounted for approximately 70% of fiscal 2003 revenues. Not only do the expanded terms of these agreements reflect growing customer satisfaction with our performance, the reduced fee risk provisions greatly increase the predictability and stability of our recurring revenues.

Consistent with existing customers like CIGNA HealthCare and Hawaii Medical Service Association who have purchased additional disease programs from the Company, the number of new customer contracts for multiple disease programs or for our total comprehensive program is growing. This trend, and the reduction of risk-based revenues, represents a logical progression for our customers.
As our programs meet or exceed expected results, there is growing recognition among customers and prospects alike that reaching critical mass is not only strategically important, but also achievable. Further, in addition to continuing up-sell opportunities within our existing customer base, we gained 14 new customers through the StatusOne acquisition, creating the opportunity for significant cross-selling opportunities, as well.



Left to Right–

ROBERT E. STONE, Executive Vice President and Chief Strategy Officer; BEN R. LEEDLE, JR., President and Chief Executive Officer; THOMAS G. CIGARRAN, Chairman; MARY A. CHAPUT, Executive Vice President and Chief Financial Officer; MARY D. HUNTER, Executive Vice President; DONALD B. TAYLOR, Executive Vice President and Chief Operating Officer

Since 1996, we've helped our clients realize over $850 million in health care savings while delivering care enhancement to over a million individuals.

Facing a fifth consecutive year of double-digit growth in health care costs, employers across the country are demanding access to proven care enhancement programs from their health plans. The opportunity this employer-driven demand presents American Healthways – and our ability to capitalize on it with and on behalf of our customers – is reflected in the six-fold growth from large self-insured employers of our actual ASO lives under management at the end of fiscal 2003 from the end of fiscal 2002. In addition, because of our strategic decision not to sell directly to employers, our health plan partners and we are actively and jointly marketing our services to hundreds of other employers representing millions of employees.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. Analysts predict this Act will create a multi-billion dollar market for disease management services. The law requires the Secretary of Health and Human Services to establish and implement a two-phase program from providing chronic care improvement programs for Medicare fee-for-service beneficiaries. Phase 1 will begin in 2005, with a subsequent extension to all beneficiaries with chronic disease that could start as early as 2007. American Healthways is well positioned to take a leadership position in this market, composed of approximately 36 million Medicare recipients, approximately 13 million of whom suffer from chronic disease. Not only are we the only company with validated proof of our ability to bend the trend of health care costs for Medicare populations, but with the quadrupling of our actual lives under management to more than 1,000,000 in a little more than two years, we have also produced an unmatched demonstration of our ability to scale our programs successfully.

In summary, fiscal 2003 was an important and successful year for American Healthways, and we are well positioned to achieve our goals for fiscal 2004 and beyond. We are also pleased to have worked together to complete our management transition at year end and we are confident we have in place an outstanding management team and a winning formula for the future.

We have long recognized the necessity of a strong human connection to produce the clinical results we seek with health plan members. It is equally important to recognize the essential human contribution to our success in building this Company's financial results and stockholder value. We thank all our colleagues and our Board for their passionate commitment to improving the country's health care system. Because of this dedication, we have within our reach greater clinical and business opportunities than ever before.

Sincerely,

Ben R. Leedle, Jr.
President and Chief Executive Officer

Thomas G. Cigarran
Chairman

06


There is a new test of
relevance for
disease management.

Reaching Critical Mass

There is a new test of relevance for disease management. Simply put, it is achieving enough improvement – in quality care, cost, or both – to change the cost trend for a health plan's total population. When that objective is reached, we have achieved critical mass. This concept can be represented as a simple equation:

(% of population) → (% total population cost) x (%intervention impact) ≥ meaningful trend change

Historically, the critical question disease management programs had to answer was, **"Do they work?"** Over the past seven years, American Healthways has consistently shown that the answer to that question with respect to our programs is emphatically, **"Yes."**

This year, however, American Healthways was able to decisively answer another – perhaps even more important – question, **"So what?"**

The root of this question lies in the fact that, in many cases, the scope and breadth of impact created by limited disease management initiatives was not noticeable at the macro level. While many health plan Chief Medical Officers have been pointedly excited about improvements in both quality of care and cost savings with their disease management programs, their counterparts – the Chief Actuary and Chief Financial Officer – were unable to determine that the result of those limited initiatives was having any discernable impact on the continuing upward spiral of the plan's health care cost trend. And that's not surprising.

Our ability to meaningfully answer the **"So what?"** question for our customers is a result of our continuing strategic focus on the three components of reaching critical mass:

- creating effective care management programs for more segments of their population
- knowing which segments have disproportionate gaps in quality and cost outcomes that can be positively affected through the application of care support interventions based on best science, and
- improving both the effectiveness of our interventions and the efficiency with which we deliver them.

This year, as a result of our focus on these elements, we were successful in reaching critical mass, and we demonstrated that we could do so for both commercial and Medicare populations.

Reaching Critical Mass for a Commercial Plan

In the spring of 2002, American Healthways entered into an unprecedented, 10-year agreement with Blue Cross and Blue Shield of Minnesota (BCBSM) to provide the nation's first comprehensive care enhancement program. The objective was not only to fulfill our basic value proposition of improving health and reducing cost, but also to reach critical mass. Our joint strategy was to deliver all 17 of our programs, which would result in our providing programs to about 14% of BCBSM's more than 1 million risk lives, representing nearly 45% of the plan's total medical cost...

How did we do?

In the first year of this effort, our care enhancement program reduced the rate of hospital admissions and emergency room visits by 14% and 18%, respectively. Moreover, nearly 10% percent of members reported decreased days absent from work or school as a result of the program. Members and physicians participating in the program reported a high degree of satisfaction.

Expected net savings reported by BCBSM are in the range of $36-49 million, a return on investment of 2.95:1. These savings, when applied across the costs of all 1 million risk members, **reduced the plan's projected cost trend by 3 percentage points.**

"We believed in American Healthways and in our mutual vision of what was possible if we could broaden our reach beyond just one or two chronic diseases, and the results have exceeded our expectations. I believe the implications for the future of health care to be nothing short of profound."
Bill Gold, MD, Chief Medical Officer BCBSM

Reaching Critical Mass for a Medicare Plan

In July of 2002, American Healthways signed a total care enhancement agreement with HealthSpring, a community health plan principally serving a Medicare population in the Nashville, Tennessee area. As was the case in Minnesota, the strategic focus for this relationship was to reach a broad enough portion of HealthSpring's population and total medical expense to meaningfully impact the plan's predicted cost trend. Delivering our full suite of programs to HealthSpring's Medicare population, enabled us to impact 50% of those members, representing 75% of the plan's total Medicare medical costs.

At the end of the first program year, our care enhancement program significantly reduced the rate of hospital admissions and emergency room visits for HealthSpring's Medicare members. These improvements in health care delivery translate into first-year net savings for HealthSpring of over $6 million, and a return on investment of 2.44:1. These savings, when applied across the costs of all of HealthSpring's Medicare members, **reduced the plan's projected cost trend by an estimated 3-4 percentage points.**

"We're leveraging the savings associated with these reductions (in utilization) to further improve the health of the communities we serve and to maintain a zero-premium."
Deke Ellwanger – President, HealthSpring


Together, we can change
the future of health care.


Solutions
must have impact;
they must bend the trend.

Reaching Critical Mass – The Key to Future Growth and Market Share

The need and demand for effective disease management and care enhancement programs has never been greater. Health care costs in America have increased at a double-digit rate for each of the past five years. Employers are spending twice as much to provide health care benefits to their employees as they did three years ago. Yet studies suggest that patients only receive the right care about 50% of the time.

Payers, both public and private, are seeking solutions, and seeking them now. But, those solutions must be relevant. They must have an impact that, in the eye of the payer, makes a difference. From a financial perspective, that means they must bend the trend of health care cost inflation. The best way to achieve that result is to reach critical mass.

As the success of American Healthways' care enhancement programs has become increasingly recognized, the Company's customers have been quick to respond. Of the 7 contract renewals secured this year, 6 – including CIGNA HealthCare and Hawaii Medical Service Association (HMSA), two of our largest customers -- included an expansion of programs to be provided.

In Hawaii, for example, HMSA Medicare members today participate in the Company's diabetes and cardiac programs. The members in those programs experienced a 12.5% reduction in admissions, a reduction in hospital length of stay and a significant improvement in clinical indicators. In the period the programs have been available to HMSA Medicare members – two years for the diabetes program and one year for the cardiac program – total net savings is approximately $8.6 million. Similar results have been accomplished on behalf of our customers' customers, the self-funded employers who elect to make our programs available to their employees.

As self-funded employers increasingly turn to disease management programs to help stem the tide of rising cost that threatens their ability both to continue to provide benefits and record a profit, more and more are choosing the entire suite of care enhancement services. But, reducing the trend of health care cost increases doesn't necessarily require the purchase of all of our programs.

Reaching Critical Mass – America's Seniors

For the 36 million Medicare beneficiaries who are not part of Medicare plans like HealthSpring's or HMSA's, access to the kinds of programs provided by American Healthways is not available.

The recent enactment of the Medicare Prescription Drug Improvement and Modernization Act of 2003 will change that. Under the provisions of the new law, every Medicare health plan will be required to provide programs like ours to their Medicare members. This provision takes effect in 2006. Moreover, the law requires Medicare to begin, by 2005, to evaluate, and ultimately to provide, disease management programs to those seniors with chronic disease who elect to remain in the traditional, fee-for-service program as well.

The inclusion of these provisions in the new law is a direct result of the validated outcomes achieved with both commercial and Medicare populations.

"In this bill, we couple Medicare drug benefits and disease management programs to help our seniors prevent their chronic illness from progressing and thereby keep them healthy."

– U.S. Rep. Nancy Johnson (R-CT)

Today there are an estimated 13 million Medicare beneficiaries with core chronic disease whose total annual health care costs are approximately $150 billion. By 2010, the number of beneficiaries is expected to approximately double as the baby-boomers reach the age of Medicare eligibility. Preparing to provide programs to this population will raise the meaning of "reaching critical mass" to a whole new level.

Investing for Critical Mass

The formula for reaching critical mass is elegant in its simplicity. But building an organization of passionate, dedicated professionals and equipping them with the necessary tools, infrastructure and data platform is not. It requires programs that work consistently and the financial strength necessary to make the required investments.

Reaching critical mass requires an ability to deliver services at scale, literally to millions of individuals. Nobody else in the industry possesses the demonstrated qualities of American Healthways and our 1,300 colleagues in meeting these requirements. Our proven ability to reach critical mass is the result of decades of health care experience, years of continuous product development and enhancement, an investment of tens of millions of dollars, rigorous adherence to the evolving body of evidence-based medicine and standards of care, a commitment to leading-edge technology and an exquisite ability for operational and data integration.

"By focusing our resources in our partnership with American Healthways to improve the health of our members, we are building a sustainable model to reduce costs – and we are now expanding this model and partnership into our new markets"
Herb Fritch – CEO, HealthSpring

In the final analysis, however, reaching critical mass must always be recognized as an exercise in mass customization. The vast array of resources and technology that support our programs and make reaching critical mass possible is experienced by patients simply as the empathetic voice of a highly trained and experienced nurse, fully enabled to create a relationship that empowers each one of them to adhere to their physician's care plan. By providing clinical and emotional support and improved access to health care providers, information and resources, we help each individual to achieve a healthier lifestyle and improved health status. Because improved adherence to complex medical regimens results in more effective and confident self-management and reduces the risk of progressive complications, there is reduced demand on the health care system that, in turn, results in meaningful reduction of medical costs. Healthier people cost less money.

Irrespective of how many members we have in our programs or how much of a customer's total health care spend we are impacting, the critical interactions that drive our outcomes are the result of effectively meeting the needs of each individual we serve: more than one million participants, one person at a time.


Reaching critical mass must always be
recognized as an exercise
in mass customization.

Year ended and at August 31,	2003	2002	2001	2000	1999
(In thousands, except per share data)					
Operating Data: [1]					
Revenues	$ 165,471	$ 122,762	$ 75,121	$ 53,030	$ 50,052
Cost of services	106,130	84,845	55,466	41,232	35,922
Gross margin	59,341	37,917	19,655	11,798	14,130
Selling, general and administrative expenses	16,511	12,726	8,218	7,529	6,643
Depreciation and amortization	10,950	7,271	5,656	3,621	1,805
Interest	569	370	114	22	-
	28,030	20,367	13,988	11,172	8,448
Income before income taxes	31,311	17,550	5,667	626	5,682
Income tax expense	12,837	7,195	2,510	478	2,365
Net income	$ 18,474	$ 10,355	$ 3,157	$ 148	$ 3,317
Basic income per share: [2]	$ 1.19	$ 0.69	$ 0.24	$ 0.01	$ 0.27
Diluted income per share: [2]	$ 1.12	$ 0.64	$ 0.22	$ 0.01	$ 0.25
Weighted average common shares and equivalents: [2]					
Basic	15,524	14,973	12,936	12,403	12,478
Diluted	16,505	16,094	14,059	12,953	13,385
Balance Sheet Data: [1]					
Cash and cash equivalents	$ 35,956	$ 23,924	$ 12,376	$ 7,025	$ 13,501
Working capital	47,047	24,295	13,051	5,861	14,014
Total assets	140,013	118,017	71,500	45,339	42,381
Long-term debt	109	514	-	-	-
Other long-term liabilities	4,662	3,568	3,444	3,009	2,820
Stockholders' equity	112,431	88,809	54,116	29,956	30,954

[1] *Certain items in prior periods have been reclassified to conform to current classifications.*
[2] *Restated to reflect effect of November 2001 three-for-two stock split.*

Overview

Founded in 1981, American Healthways, Inc. (the "Company") provides specialized, comprehensive care enhancement and disease management services to individuals in all 50 states, the District of Columbia, Puerto Rico and Guam. The Company's integrated care enhancement programs serve entire health plan populations through member and physician care support interventions, advanced neural network predictive modeling, and a confidential, secure Internet-based application that provides patients and physicians with individualized health information and data. The Company's integrated care enhancement programs enable health plans to develop relationships with all of their members, not just the chronically ill, and to identify those at highest risk for a health problem, allowing for early interventions.

The Company's integrated care enhancement product line includes programs for people with diabetes, coronary artery disease (CAD), heart failure (HF), asthma, chronic obstructive pulmonary disease (COPD), end-stage renal disease (ESRD), acid-related stomach disorders, atrial fibrillation, decubitus ulcer, fibromyalgia, hepatitis C, inflammatory bowel disease, irritable bowel syndrome, low-back pain, osteoarthritis, osteoporosis and urinary incontinence. The programs are designed to create and maintain key desired behaviors of each population and of the providers who care for them to improve member health status, thereby reducing health-care costs. The programs incorporate all interventions necessary to optimize patient care and are based on the most up-to-date, evidence-based clinical guidelines.

The flexibility of the Company's programs allows customers to enter the disease management and care enhancement market at the level they deem appropriate for their organization. That includes managing single chronic diseases, multiple chronic diseases or a total-population approach where people with more than one condition get the benefit of multiple programs at a single cost.

As of August 31, 2003, the Company had contracts to provide its services to 23 health plans consisting of 52 programs and also had 49 hospital contracts to provide its services at 67 hospital sites.

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. In order for the Company to utilize the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, investors are hereby cautioned that these statements may be affected by the important factors, among others, set forth below, and consequently, actual operations and results may differ materially from those expressed in these forward-looking statements. The important factors include:

- the Company's ability to sign and implement new contracts for health plan disease management services and care enhancement services and to sign and implement new contracts for hospital-based diabetes services;
- the risks associated with a significant concentration of the Company's revenues with a limited number of health plan customers;
- the Company's ability to effect cost savings and clinical outcomes improvements under health plan disease management and care enhancement contracts and reach mutual agreement with customers with respect to cost savings, or to effect such savings and improvements within the time frames contemplated by the Company;
- the ability of the Company to accurately forecast performance under the terms of its health plan contracts ahead of data collection and reconciliation;
- the Company's ability to collect contractually earned performance incentive bonuses;
- the ability of the Company's health plan customers to provide timely and accurate data that is essential to the operation and measurement of the Company's performance under the terms of its health plan contracts;
- the Company's ability to resolve favorably contract billing and interpretation issues with its health plan customers;
- the Company's ability to integrate the operations of StatusOne into the Company's business;
- the Company's ability to achieve the expected financial results for StatusOne;
- the ability of the Company to effectively integrate new technologies and approaches, such as those encompassed in its care enhancement initiatives, into the Company's care enhancement platform;
- the Company's ability to renew and/or maintain contracts with its customers under existing terms or restructure these contracts on terms that would not have a material negative impact on the Company's results of operations;
- the Company's ability to implement its care enhancement strategy within expected cost estimates;
- the ability of the Company to obtain adequate financing to provide the capital that may be needed to support the growth of the Company's health plan operations and to support or guarantee the Company's performance under new health plan contracts;
- unusual and unforeseen patterns of health care utilization by individuals with diabetes, cardiac, respiratory and/or other diseases or conditions for which the Company provides services, in the health plans with which the Company has executed a disease management contract;
- the ability of the health plans to maintain the number of covered lives enrolled in the plans during the terms of the agreements between the health plans and the Company;

- the Company's ability to attract and/or retain and effectively manage the employees required to implement its agreements with hospitals and health plans;
- the impact of litigation involving the Company;
- the impact of future state and federal health care legislation and regulations on the ability of the Company to deliver its services and on the financial health of the Company's customers and their willingness to purchase the Company's services; and
- general economic conditions.

The Company undertakes no obligation to update or revise any such forward-looking statements.

The following table sets forth the sources of the Company's revenues by customer type as a percentage of total revenues for the years ended August 31, 2003, 2002 and 2001:

Year ended August 31,	2003	2002	2001
Health plan contracts	91%	85%	73%
Hospital contracts	9%	15%	26%
Other	0%	0%	1%
	100%	100%	100%

The Company believes that its future revenue growth will result primarily from health plan customer contracts.

For information on the Company's business segments, see Note 13 of the Notes to the Consolidated Financial Statements.

Critical Accounting Policies

The Company's accounting policies are described in Note 1 of the Notes to the Consolidated Financial Statements. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes the following accounting policies to be the most critical in understanding the judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Revenue Recognition

Fees under the Company's hospital contracts are generally fixed-fee and are recorded as services are provided.

Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). These contracts are generally for terms of three to seven years with provisions for subsequent renewal and may provide that some portion (up to 100%) of the Company's fees may be refundable to the customer ("performance-based") if a targeted percentage reduction in the customer's health-care costs and clinical and other criteria that focus on improving the health of the members, compared to a baseline year, are not achieved. Approximately 16% of the Company's revenues recorded during the year ended August 31, 2003 were performance-based. A limited number of contracts also provide opportunities for incentive bonuses in excess of the contractual PMPM rate if the Company is able to exceed contractual performance targets.

The Company bills its customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which always includes the amount, if any, that may be subject to refund. The monthly billing does not include any potential incentive bonuses, which, if earned, are not due until after contract settlement. The Company recognizes revenue during the period the services are performed as follows: the fixed portion of the monthly fees is recognized as revenue during the period the services are performed; the performance-based portion of the monthly fees is recognized based on performance-to-date in the contract year; additional incentive bonuses are recognized based on performance-to-date in the contract year to the extent such amounts are considered collectible based on credit risk and/or business relationships. The Company assesses its level of performance based on medical claims and other data contractually required to be supplied monthly by the health plan customer. Estimates that may be included in the Company's assessment of performance include medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, the Company may also provide reserves, when appropriate, for billing adjustments at contract reconciliation ("contractual reserves"). In the event interim performance measures indicate that performance targets are not being met, or data from the health plan is insufficient or incomplete to measure performance, fees subject to refund are not recognized as revenues but rather are recorded in a current liability account "Contract Billings in Excess of Earned Revenue". In the event that performance levels are not met by the end of the contract year, the Company is contractually obligated to refund some or all of the performance-based fees. The Company would only reverse revenues previously recognized in those situations in which performance-to-date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

The settlement process under a contract, which includes the settlement of any performance-based fees and generally is not completed until six to eight months after the end of a contract year, involves reconciliation of health-care claims and clinical data. Data reconciliation differences between the Company and the customer can arise due to health plan data deficiencies, omissions and/or data discrepancies, for which the Company provides contractual allowances until agreement is reached with respect to identified issues.

Impairment of Intangible Assets and Goodwill

The Company elected early adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on September 1, 2001, the beginning of the 2002 fiscal year, at which time it ceased amortization of goodwill. In accordance with SFAS No. 142, goodwill acquired is reviewed for impairment by reporting unit on an annual basis or more frequently whenever events or circumstances indicate that the carrying value of a reporting unit may not be recoverable.

In the event the Company determines that the carrying value of goodwill is impaired based upon an impairment review, the measurement of any impairment is calculated using a fair-value-based goodwill impairment test as required under the provisions of SFAS No. 142. Fair value is the amount at which the asset could be bought or sold in a current transaction between two willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures.

The Company's other identifiable intangible assets, such as covenants not to compete and acquired technologies, are amortized on the straight-line method over their estimated useful lives. The Company also assesses the impairment of its other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In the event the Company determines that the carrying value of other identifiable intangible assets may not be recoverable, the measurement of any impairment is calculated using an estimate of the asset's fair value based on the projected net cash flows expected to result from that asset, including eventual disposition.

Future events could cause the Company to conclude that impairment indicators exist and that goodwill and/or other intangible assets associated with its acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Health Plan Contracts

A majority of the Company's fiscal 2001 through 2003 revenues were generated from programs that are designed to assist health plans in reducing health-care costs and improving the quality of care for health plan members with chronic diseases such as diabetes, cardiac disease and respiratory disease. The Company believes that a substantial portion of its future revenue growth will continue to result from providing disease management and care enhancement services to health plans. Implementation of the Company's first disease management contracts with health plans occurred in fiscal 1996 for enrollees of these health plans with diabetes. While continuing to contract with additional health plans to provide diabetes services in the years since fiscal 1996, the Company introduced its cardiac disease management program in fiscal 1999 and its respiratory disease management program in fiscal 2000. During fiscal 2000, the Company signed its first contracts with health plans to deliver its cardiac and respiratory disease programs. During fiscal 2001, the Company announced the launch of its total-population care enhancement strategy designed to identify and provide care enhancement services for health plan members identified as having or at risk for developing one or more high-cost diseases or impact conditions. During fiscal 2002, the Company signed and implemented its first total-population care enhancement contracts and became the first organization to be accredited by both the National Committee on Quality Assurance and the American Accreditation Healthcare Commission. During fiscal 2003, the Company obtained certification by the Joint Commission on Accreditation of Healthcare Organizations, making it the first care enhancement provider in the nation to be accredited or certified by all three accrediting organizations.The Company believes that its patient and physician support regimens, delivered and/or supervised by a multi-disciplinary team, assist in ensuring the provision of effective care for the treatment of the disease or condition, which will improve the health status of the enrollee populations with the disease or condition and reduce both the short-term and long-term health-care costs for these enrollees.

The Company's health plan disease management and care enhancement services range from telephone and mail contacts directed primarily to health plan members with targeted diseases from one of the Company's care enhancement centers to services that include providing local market resources to address acute episode interventions and coordination of care with local health-care providers. Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). Contracts are generally for terms of three to seven years with provisions for subsequent renewal and may provide that some portion (up to 100%) of the Company's fees may be refundable to the customer ("performance-based") if a targeted percentage reduction in the customer's health-care costs and clinical and other criteria that focus on improving the health of the members, compared to a baseline year, are not achieved. Approximately 16% of the Company's revenues recorded during the year ended August 31, 2003 were performance-based. A limited number of contracts also provide opportunities for incentive bonuses in excess of the contractual PMPM rate if the Company is able to exceed contractual performance targets.

The Company's health plan contract revenues are dependent upon the contractual relationships it establishes and maintains with health plans to provide disease management and care enhancement services to their members. The terms of these health plan contracts generally range from three to seven years with some contracts providing for early termination by the health plan under certain conditions. No assurances can be given that the results from restructurings and possible terminations at or prior to renewal would not have a material negative impact on the Company's results of operations and financial condition. Of the five health plan contracts scheduled to expire in fiscal 2003, two were extended, one was expanded and extended, one was acquired by an existing customer, and one customer, representing less than 1% of revenues for fiscal 2003, notified the Company that it intends to terminate services effective December 31, 2003. Also during fiscal 2003, one of the Company's customers, representing less than 1% of revenues for fiscal 2003, was acquired by another health plan and terminated its contract with the Company early.

Disease management and care enhancement health plan contracts require sophisticated management information systems to enable the Company to manage the care of large populations of patients with targeted chronic diseases or other medical conditions and to report clinical and financial outcomes before and after the Company's involvement with a health plan's enrollees. The Company has developed and is continually expanding and improving its clinical management systems, which it believes meet its information management needs for its disease management and care enhancement services. The Company has installed and is utilizing the systems for the enrollees of each of its health plan contract customers. The anticipated expansion and improvement in its information management systems will continue to require significant investments by the Company in information technology software, hardware and its information technology staff.

The annual membership enrollment and disenrollment processes of employers from health plans can result in a seasonal reduction in actual lives under management during the Company's second fiscal quarter. Employers typically make decisions on which health insurance carriers they will offer to their employees and also may allow employees to switch between health plans on an annual basis. Historically, the Company has found that a majority of these decisions are made effective December 31 of each year. An employer's change in health plans or employees' change in health plan elections will result in the Company's loss of actual lives under management as of January 1. Although these decisions may also result in a gain in enrollees as new employers sign on with the Company's customers, the process of identifying new members eligible to participate in the Company's programs is dependent on the submission of health-care claims, which lags enrollment by an indeterminate period. As a result, historically the Company has experienced a loss of actual lives of between 5% and 7% on January 1 that is not restored through new member identification until later in the fiscal year, thereby negatively affecting the Company's revenues on existing contracts in its second fiscal quarter.

At August 31, 2003, the Company had contracts with 23 health plans consisting of 52 programs to provide disease management and care enhancement services. The Company measures the volume of participation in its programs by the actual number of participating health plan members (or lives) under management. Although the average service intensity and fee for a health plan member differs by disease or health condition, the Company believes that the percent contribution margin is approximately the same for all the Company's programs.

Actual lives under management represent the number of health plan members to whom the Company is currently providing services. Annualized revenue in backlog represents the estimated annual revenue associated with signed contracts at August 31, 2003 for which the Company has not yet begun providing services. The number of actual lives under management and annualized revenue in backlog are shown below at August 31, 2003, 2002 and 2001.

At August 31,	2003	2002	2001
Actual lives under management	838,000	563,000	245,000
Annualized revenue in backlog (in $000s)	$ 12,200	$ 27,600	$ 3,360

The Company is experiencing increasing demand for its health plan customers' administrative services only ("ASO") business. These lives are included in the lives reported in the table above. ASO business represents lives for which the Company's health plan customers do not assume risk but provide only administrative claim and health network access services, principally to self-insured employers. Some of the Company's health plan customers that provide ASO services have recently begun offering the Company's care enhancement services to their self-insured employer customers.

During the fiscal year ended August 31, 2003, approximately 70% of the Company's revenues were derived from three health plan contracts that each comprised more than 10% of the Company's revenue for the year. Two of these contracts also each represented more than 10% of the Company's revenues in fiscal years 2002 and 2001, comprising approximately 55% and 43%, respectively, of the Company's revenues for those years. The loss of any of these contracts or any other large health plan contract or a reduction in the profitability of any of these contracts would have a material negative impact on the Company's results of operations and financial condition.

During the fiscal year ending August 31, 2004, four health plan customer contracts representing 2% of the Company's revenues for fiscal 2003 are scheduled to expire under the terms of the contracts. Also, eight additional contracts representing 15% of the Company's revenues for fiscal 2003 have early cancellation provisions that could result in early contract termination. No assurance can be given that unscheduled contract terminations or renegotiations would not have a material negative impact on the Company's results of operations and financial condition.

Hospital Contracts

The Company's hospital-based diabetes treatment centers are located in and operated under contracts with general acute-care hospitals. The primary goal of each center is to create a center of excellence for the treatment of diabetes in the community in which it is located and thereby increase the hospital's market share of diabetes patients and lower the hospital's cost of providing services while enhancing the quality of care to this population. Fee structures under the hospital contracts consist primarily of fixed management fees, but some contracts may also include variable fees based on the Company's performance. Fixed management fees are recorded as services are provided. Variable fees based upon performance generally provide for payments to the Company based on changes in the client hospital's market share of diabetes inpatients, the costs of providing care to these patients, and/or quality of care measurements. The terms of hospital contracts generally range from two to five years and are subject to periodic renegotiation and renewal that may include reduction in fee structures that would have a negative impact on the Company's revenues and profitability. These contracts are structured in various forms, ranging from arrangements where all costs of the Company's program for center professional personnel and community relations are the responsibility of the Company to structures where all Company program costs are the responsibility of the client hospital. The Company is paid directly by the hospital. Patients receiving services from the diabetes treatment centers are charged by the hospital for typical hospital services.

The Company's hospital-based diabetes treatment center business had 49 hospital contracts in effect in 67 hospital sites at August 31, 2003. The following table presents the number of total hospital contracts in effect during the past three fiscal years:

Year ended August 31,	2003	2002	2001
Contracts in effect at beginning of period	55	55	51
Contracts signed	2	7	11
Contracts discontinued	(8)	(7)	(7)
Contracts in effect at end of period	49	55	55
Hospital sites where services are delivered	67	75	78

During fiscal 2003, 13 hospital contracts were renewed. Several of these renewals included contract rate reductions, which the Company has undertaken to maintain long-term contractual relationships. Also during fiscal 2003, eight hospital contracts were discontinued. The Company had no material continuing obligations or costs associated with the termination of any client hospital contracts. The Company anticipates that continued hospital industry pressures to reduce costs because of constrained revenues may result in a continuation of contract rate reductions and the potential for additional contract terminations. During fiscal 2004, 19 hospital contracts representing 4% of the Company's revenues for fiscal 2003 are subject to expiration if not renewed. An additional 13 contracts representing 3% of the Company's revenues for fiscal 2003 have early cancellation provisions that could result in early contract termination.

The hospital industry continues to experience pressures on its profitability as a result of constrained revenues from governmental and private revenue sources as well as from increasing underlying medical care costs. As a result, average revenue per hospital contract for the years ended August 31, 2003 and 2002 declined by 11% and 8%, respectively, compared with the prior years. The Company believes that these pressures will continue. While the Company believes that its products are geared specifically to assist hospitals in controlling the high costs associated with the treatment of diabetes, the pressures on the hospitals to reduce costs in the short term may have a negative effect, in certain circumstances, on the ability of or the length of time required by the Company to sign new hospital contracts as well as on the Company's ability to retain hospital contracts. This focus of the hospitals on cost reduction may also result in a continuation of downward pressure on the fee structures of existing contracts. There can be no assurance that these financial pressures on the hospitals will not continue to have a negative impact on the Company's hospital contract operations.

Business Strategy

The Company's primary strategy is to develop new and expand existing relationships with health plans to provide disease management and care enhancement services. The Company anticipates that it will utilize its state-of-the-art care enhancement centers and medical information technologies to gain a competitive advantage in delivering its health plan disease management and care enhancement services. In addition, the Company has added services to its product mix for health plans that extend the Company's programs beyond a chronic disease focus and provide care enhancement services to individuals identified with one or more additional conditions or who are at risk for developing these diseases or conditions. The Company believes that significant cost savings and improvements in care can result from addressing care enhancement and treatment requirements for these additional selected diseases and conditions, which will enable the Company to address a much larger percentage of a health plan's total health-care costs. The Company anticipates that significant costs will be incurred during fiscal 2004 for the enhancement and expansion of clinical programs, the enhancement of information technology support, and the opening of additional care enhancement centers as needed. The Company expects that these costs will be incurred prior to the initiation of revenues from new contracts. It also anticipates that some of these new capabilities and technologies may be added through strategic alliances with other entities and that the Company may choose to make minority interest investments in or acquire for stock or cash one or more of these entities.

Recent Developments

On September 5, 2003, the Company completed the acquisition of StatusOne Health Systems, Inc. ("StatusOne"), the market-leading provider of health management services for high-risk populations of health plans and integrated systems nationwide, through the merger of a wholly-owned subsidiary of the Company with and into StatusOne in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"). The aggregate purchase price paid by the Company was $65 million. In addition, pursuant to an earn-out agreement (the "Earn-Out Agreement"), the Company is obligated to pay the former stockholders of StatusOne, as additional purchase price, up to $12.5 million, payable either in cash or common stock, at the Company's discretion, if StatusOne achieves certain revenue targets during the one-year period immediately following the acquisition. At the closing, the Company delivered $5 million of the purchase price into an escrow account under the terms and conditions of a separate escrow agreement to secure certain obligations of the former stockholders under the terms of the Merger Agreement. The Company financed the acquisition through a new syndicated bank facility of $100 million, of which $60 million is structured as a term loan and $40 million as a revolving line of credit. See "Liquidity and Capital Resources" below for more information about the bank facility. The additional $5 million of purchase price above the $60 million term loan was provided out of the Company's existing cash.

Results of Operations

The following table shows the components of the statements of operations for the years ended August 31, 2003, 2002 and 2001 expressed as a percentage of revenues.

	Year ended August 31,		
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of services	64.1%	69.1%	73.8%
Gross margin	35.9%	30.9%	26.2%
Selling, general and administrative expenses	10.0%	10.4%	10.9%
Depreciation and amortization	6.6%	5.9%	7.6%
Interest expense	0.3%	0.3%	0.2%
Income before income taxes	19.0%	14.3%	7.5%
Income tax expense	7.8%	5.9%	3.3%
Net income	11.2%	8.4%	4.2%

Revenues

The Company and each of its operating segments had revenues (in thousands) for the three fiscal years ended August 31, 2003 as follows:

	Year ended August 31,		
	2003	2002	2001
Health plan contracts	$150,085	$104,250	$ 55,051
Hospital contracts	15,099	18,195	19,636
Other revenue	287	317	434
Total	$165,471	$122,762	$ 75,121

Revenues increased 34.8% and 63.4%, respectively, for fiscal 2003 and fiscal 2002 over the prior fiscal years primarily due to the growth in health plan contract revenues resulting from increases in average actual lives under management, somewhat offset by a decrease in average revenue per life as a result of product mix changes.

The average number of actual lives under management increased from approximately 212,000 lives for fiscal 2001 to 321,000 lives for fiscal 2002 to 696,000 lives for fiscal 2003. The increase in average actual lives under management from fiscal 2002 to 2003 was primarily due to existing health plan customers adding new programs, the signing of new health plan contracts during fiscal 2002 and 2003, and an increase in the Company's ASO/PPO actual lives under management from approximately 22,000 at the end of fiscal 2002 to 132,000 at the end of fiscal 2003. The increase in average actual lives under management from fiscal 2001 to 2002 was primarily due to existing health plan customers adding new programs and the signing of new health plan contracts during fiscal 2001 and 2002.

The average revenue per actual life managed under the Company's health plan contracts for fiscal 2003 decreased 33.7% from fiscal 2002, primarily because of product mix changes. New programs, such as the Company's asthma and impact conditions care enhancement programs, that were added by existing customers have lower PMPM fees than current programs, such as cardiac and diabetes programs, due to a lower average service intensity per member. In addition, in fiscal 2003, the Company did not record performance-based revenues of approximately $14 million on one contract for which, due to contracting and outcomes measurement provisions unique to this contract, the Company was unable to measure performance.

The average revenue per actual life managed under the Company's health plan contracts for fiscal 2002 was 25.3% higher than in fiscal 2001, primarily because new programs, such as the Company's cardiac care enhancement program, added by existing customers had higher PMPM fees than current programs, such as the Company's diabetes program, due to the higher average service intensity per member and $4.6 million in contract performance incentive bonus revenues related to improved performance under the terms of incentive fee provisions of health plan contracts.

The increase in total revenues for fiscal 2003 compared to fiscal 2002 was primarily due to the growth in health plan revenues offset partially by a decrease in hospital contract revenues, principally due to rate reductions on contract renewals and a lower average number of contracts in operation. The increase in total revenues for fiscal 2002 compared to fiscal 2001 was primarily due to the growth in health plan revenues offset partially by a decrease in hospital contract revenues, principally due to rate reductions on contract renewals.

The Company anticipates that total revenues for fiscal 2004 will increase over fiscal 2003 revenues primarily as a result of additional actual lives under management for its existing and anticipated new health plan contracts and revenues from StatusOne, which the Company acquired on September 5, 2003. The increase may be offset somewhat by lower revenues from hospital contract operations. The Company also anticipates that the level of contract performance incentive bonus revenues will decline from the $5.3 million recorded in fiscal 2003 as the Company moves to contracts with a lower percentage of performance-based fees and a corresponding reduced opportunity for incentive bonus revenues.

Cost of Services

Cost of services for fiscal 2003 increased $21.3 million or 25.1% from fiscal 2002 primarily due to higher staffing levels and other direct contract support costs associated with increases in the number of actual lives under management covered in the Company's health plan contracts and the opening of care enhancement centers in March 2002 and November 2002. Cost of services as a percentage of revenues decreased to 64.1% for fiscal 2003, compared to 69.1% for fiscal 2002, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements.

Cost of services for fiscal 2002 increased $29.4 million or 53.0% from fiscal 2001 primarily due to higher staffing levels associated with increases in the number of actual lives under management covered in the Company's health plan contracts, the opening of an additional care enhancement center in March 2002 as well as increased employee incentive compensation associated with improved operating performance compared with the prior fiscal year. Cost of services as a percentage of revenues decreased to 69.1% for fiscal 2002, compared to 73.8% for fiscal 2001, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements.

The Company anticipates that cost of services for fiscal 2004 will increase over fiscal 2003 cost of services primarily as a result of increased operating staff required for expected increases in the number of actual lives under management, the incremental cost of services attributable to StatusOne, increased indirect staff costs associated with the continuing development and implementation of its care enhancement services, and increases in information technology staff.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal 2003 and fiscal 2002 increased over the prior fiscal years primarily due to an increase in expenses associated with the Company's investment in sales and marketing expertise and strategic relationships, and an increase in general corporate expenses attributable to growth in the Company's health plan operations. Selling, general and administrative expenses as a percentage of revenues for fiscal year 2003 and fiscal year 2002 decreased compared to the prior fiscal years, primarily as a result of the Company's ability to effectively leverage its selling, general and administrative expenses as a result of growth in the Company's health plan operations.

The Company anticipates that selling, general and administrative expenses for fiscal 2004 will increase over fiscal 2003 primarily as a result of increased sales and marketing expenses, increased support costs required for the Company's rapidly growing health plan segment, and the incremental expenses attributable to StatusOne.

Depreciation and Amortization

Depreciation and amortization expense for fiscal 2003 increased $3.7 million or 50.6% over fiscal 2002 primarily due to increased depreciation and amortization expense associated with equipment, software development, and computer-related capital expenditures related to enhancements in the Company's health plan information technology capabilities, the addition of one care enhancement center and the expansion of the corporate office and two existing care enhancement centers since August 31, 2002.

Depreciation and amortization expense for fiscal 2002 increased $1.6 million or 28.6% from fiscal 2001 primarily due to increased depreciation and amortization expense associated with equipment, software development, and computer-related capital expenditures related to enhancements in the Company's health plan information technology capabilities, the addition of one care enhancement center in March 2002 and the expansion of two existing centers offset by the discontinuance of goodwill amortization in the fiscal 2002 period as a result of the adoption of SFAS No. 142 on September 1, 2001. Goodwill amortization expense for fiscal 2001 was $0.6 million.

The Company anticipates that depreciation and amortization expense for fiscal 2004 will increase over fiscal 2003 primarily as a result of additional capital expenditures associated with expected increases in the number of actual lives under management, growth and improvement in the Company's information technology capabilities, the growth and further adoption of its total-population care enhancement programs, and additional amortization associated with intangible assets related to the acquisition of StatusOne.

Interest Expense

The Company's interest expense was $0.6 million for fiscal 2003 compared to $0.4 million for the same period in 2002. The increase was primarily due to fees associated with an increase in outstanding letters of credit to support the Company's contractual requirement to repay fees in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of certain contracts, as well as the write-off of certain deferred loan costs associated with the Company's previous credit facility.

The Company's interest expense was $0.4 million for fiscal 2002 compared to $0.1 million in fiscal 2001. Interest expense for fiscal 2002 increased $0.3 million from fiscal 2001 primarily due to fees related to outstanding letters of credit.

The Company anticipates that interest expense for fiscal 2004 will increase significantly over fiscal 2003 primarily as a result of interest costs related to the Company's new revolving credit and term loan agreement dated September 5, 2003, which is described more fully in "Liquidity and Capital Resources" below.

Income Tax Expense

The Company's income tax expense for fiscal 2003 and fiscal 2002 increased over the prior fiscal years, primarily due to an increase in profitability. The differences between the statutory federal income tax rate of 34% and the Company's effective tax rate of 41% for fiscal years 2003 and 2002 are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes. The differences between the statutory federal income tax rate of 34% and the Company's effective tax rate of 44% in fiscal 2001 are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes, primarily amortization of goodwill.

Liquidity and Capital Resources

Operating activities for fiscal 2003 generated $26.9 million in cash flow from operations compared to $24.1 million for the same period in 2002. The increase in operating cash flow of $2.8 million resulted primarily from an increase in net income of $8.1 million and an increase in depreciation and amortization of $3.7 million, offset by a change in cash provided by working capital items of $9.5 million. Investing activities during fiscal 2003 utilized $16.2 million in cash, which consisted of the acquisition of property and equipment primarily associated with a new care enhancement center, improvements to existing care enhancement centers, and enhancements in the Company's health plan information technology capabilities. Financing activities for 2003 provided $1.3 million in cash primarily due to the exercise of stock options.

On September 5, 2003, in conjunction with the acquisition of StatusOne, the Company entered into a new revolving credit and term loan agreement (the "Agreement") with eight financial institutions that replaced its previous credit agreement dated November 22, 2002. As of August 31, 2003, there were no borrowings outstanding under the previous credit agreement dated November 22, 2002. The new Agreement provides the Company with up to $100 million in borrowing capacity, including a $60 million term loan and a $40 million revolving line of credit, under a credit facility that expires on August 31, 2006. The Company is required to make principal installment payments of $3 million at the end of each fiscal quarter beginning on November 30, 2003 and ending with a $27 million balloon payment on August 31, 2006. Borrowings under the Agreement bear interest, at the Company's option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral for any borrowings under the credit facility. The Agreement also contains various financial covenants, provides for a fee ranging between 0.375% and 0.5% of unused commitments, prohibits the payment of dividends, and limits the amount of repurchases of the Company's common stock. On September 16, 2003, the Company entered into an interest rate swap agreement for the management of interest rate exposure. By entering into the interest rate swap agreement the Company effectively converted $40 million of floating rate debt to a fixed obligation with an interest rate of 4.99%. The Company currently believes that it will be able to meet the hedge accounting criteria under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", in accounting for the interest rate swap agreement.

As of August 31, 2003, there were two letters of credit outstanding under the Company's previous credit agreement for $5.0 million and $0.4 million to support the Company's requirement to repay fees under two health plan contracts in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts. These letters of credit were transferred to the new Agreement effective September 5, 2003. Subsequent to August 31, 2003, the Company was released from the $5.0 million letter of credit. The Company has never had a draw under an outstanding letter of credit.

The Company believes that cash flow from operating activities, its available cash and available credit under its credit agreement will continue to enable the Company to meet its contractual obligations, including the $12.5 million contingent consideration under the StatusOne Earn-Out Agreement, and to fund the current level of growth in its health plan operations. However, to the extent that the expansion of the Company's health plan operations requires significant additional financing resources, such as capital expenditures for technology improvements, additional care enhancement centers and/or the issuance of letters of credit or other forms of financial assurance to guarantee the Company's performance under the terms of new health plan contracts, the Company may need to raise additional capital through an expansion of the Company's existing credit facility and/or issuance of debt or equity. The Company's ability to arrange such financing may be limited and, accordingly, the Company's ability to expand its health plan operations could be restricted. In addition, should health plan contract development accelerate or should acquisition opportunities arise that would enhance the Company's planned expansion of its health plan operations, the Company may need to issue additional debt or equity to provide the funding for these increased growth opportunities or may issue equity in connection with future acquisitions or strategic alliances. No assurance can be given that the Company would be able to issue additional debt or equity on terms that would be acceptable to the Company.

Material Commitments

The following schedule summarizes the Company's contractual cash obligations by the indicated period as of August 31, 2003:

	Payments Due By Year Ended August 31,				
	2004	2005 - 2006	2007 - 2008	2009 and After	Total
(In $000s)					
Long-term debt [1]	$ 405	$ 109	$ -	$ -	$ 514
Deferred compensation plan payments	268	1,382	665	1,872	4,187
Operating leases	3,533	7,166	4,645	4,767	20,111
Other commitments [2]	1,000	2,000	250	-	3,250
Total Contractual Cash Obligations	$ 5,206	$ 10,657	$ 5,560	$ 6,639	$ 28,062

(1) *Long-term debt consists solely of capital lease obligations, including the current portion, and excludes principal payments due under the September 5, 2003 credit agreement of $3 million quarterly beginning on November 30, 2003 and ending with a $27 million balloon payment on August 31, 2006.*

(2) *Other commitments represent cash payments in connection with the Company's strategic alliance agreement with Johns Hopkins University and Health System.*

The Company had two letters of credit outstanding at August 31, 2003 of $5.0 million and $0.4 million to support its requirement to repay fees under two health plan contracts in the event it does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts. The letters of credit are renewable annually and were transferred to the new Agreement effective September 5, 2003. Subsequent to August 31, 2003, the Company was released from the $5.0 million letter of credit. The Company has never had a draw under an outstanding letter of credit.

At August 31, (In thousands, except share and per share data)	2003	2002
Assets:		
Current assets:		
Cash and cash equivalents	$ 35,956	$ 23,924
Accounts receivable, net		
Billed	18,526	15,146
Unbilled	7,971	5,543
Other current assets	4,267	3,495
Deferred tax asset	758	1,313
Total current assets	67,478	49,421
Property and equipment:		
Leasehold improvements	5,045	3,459
Computer equipment and related software	38,214	26,476
Furniture and office equipment	9,558	8,672
	52,817	38,607
Less accumulated depreciation	(25,166)	(16,802)
Net property and equipment	27,651	21,805
Long-term deferred tax asset	-	942
Other assets, net	446	1,411
Goodwill, net	44,438	44,438
	$ 140,013	$ 118,017
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,067	$ 4,268
Accrued salaries and benefits	9,162	11,726
Accrued liabilities	2,790	2,372
Contract billings in excess of earned revenue	3,272	5,726
Income taxes payable	391	235
Current portion of long-term liabilities	749	799
Total current liabilities	20,431	25,126
Long-term debt	109	514
Long-term deferred tax liability	2,380	-
Other long-term liabilities	4,662	3,568
Commitments and contingencies		
Stockholders' equity		
Preferred stock		
$.001 par value, 5,000,000 shares authorized, none outstanding	-	-
Common stock		
$.001 par value, 40,000,000 shares authorized, 15,796,732 and 15,366,232 shares outstanding	16	15
Additional paid-in capital	74,086	68,939
Retained earnings	38,329	19,855
Total stockholders' equity	112,431	88,809
	$ 140,013	$ 118,017

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Year ended August 31,	2003	2002	2001
(In thousands, except earnings per share data)			
Revenues	$ 165,471	$ 122,762	$ 75,121
Cost of services	106,130	84,845	55,466
Gross margin	59,341	37,917	19,655
Selling, general and administrative expenses	16,511	12,726	8,218
Depreciation and amortization	10,950	7,271	5,656
Interest expense	569	370	114
Income before income taxes	31,311	17,550	5,667
Income tax expense	12,837	7,195	2,510
Net income	$ 18,474	$ 10,355	$ 3,157
Earnings per share:			
Basic	$ 1.19	$ 0.69	$ 0.24
Diluted	$ 1.12	$ 0.64	$ 0.22
Weighted average common shares and equivalents			
Basic	15,524	14,973	12,936
Diluted	16,505	16,094	14,059

See accompanying notes to the consolidated financial statements.

(In thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, August 31, 2000	$ -	$ 8	$ 23,605	$ 6,343	$ 29,956
Exercise of stock options and other	-	-	1,549	-	1,549
Tax benefit of option exercises	-	-	2,287	-	2,287
Issuance of stock in conjunction with business acquisitions	-	1	17,166	-	17,167
Net income	-	-	-	3,157	3,157
Stock split effective November 2001	-	5	(5)	-	-
Balance, August 31, 2001	-	14	44,602	9,500	54,116
Exercise of stock options and other	-	1	2,059	-	2,060
Tax benefit of option exercises	-	-	4,496	-	4,496
Issuance of stock in conjunction with business acquisitions	-	-	16,612	-	16,612
Issuance of stock in conjunction with strategic alliance	-	-	1,170	-	1,170
Net income	-	-	-	10,355	10,355
Balance, August 31, 2002	-	15	68,939	19,855	88,809
Exercise of stock options and other	-	1	1,721	-	1,722
Tax benefit of option exercises	-	-	3,426	-	3,426
Net income	-	-	-	18,474	18,474
Balance, August 31, 2003	$ -	$ 16	$ 74,086	$ 38,329	$ 112,431

See accompanying notes to the consolidated financial statements.

Year ended August 31,	2003	2002	2001
(In thousands)			
Cash flows from operating activities:			
Net income	$ 18,474	$ 10,355	$ 3,157
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,950	7,271	5,656
Tax benefit of stock option exercises	3,426	4,496	2,287
Increase in accounts receivable, net	(5,808)	(11,302)	(1,970)
Increase in other current assets	(918)	(2,085)	(90)
(Decrease) increase in accounts payable	(201)	2,670	(326)
(Decrease) increase in accrued salaries and benefits	(2,564)	6,345	2,121
(Decrease) increase in other current liabilities	(1,880)	2,511	1,049
Deferred income taxes	3,877	2,646	(1,445)
Other	1,556	971	992
Increase in other assets	408	855	(104)
Payments on other long-term liabilities	(385)	(637)	(605)
Net cash flows provided by operating activities	26,935	24,096	10,722
Cash flows from investing activities:			
Acquisition of property and equipment	(16,169)	(13,829)	(4,719)
Business acquisitions	-	(442)	(2,155)
Net cash flows used in investing activities	(16,169)	(14,271)	(6,874)
Cash flows from financing activities:			
Exercise of stock options	1,649	1,999	1,503
Payments of long term-debt	(383)	(276)	-
Net cash flows provided by financing activities	1,266	1,723	1,503
Net increase in cash and cash equivalents	12,032	11,548	5,351
Cash and cash equivalents, beginning of period	23,924	12,376	7,025
Cash and cash equivalents, end of period	$ 35,956	$ 23,924	$ 12,376
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 49	$ 30	$ 204
Cash paid during the year for income taxes	$ 5,378	$ 336	$ 1,165
Noncash Activities:			
Issuance of common stock in conjunction with business acquisitions	$ -	$ 16,612	$ 17,166
Assets acquired through capital lease obligations	$ -	$ 1,173	$ -
Issuance of unregistered common stock associated with Outcomes Verification Program	$ -	$ 1,170	$ -

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

American Healthways, Inc. (the "Company") consists primarily of American Healthways Services, Inc. ("AHSI"), a wholly-owned subsidiary that provides specialized, comprehensive care enhancement and disease management services to individuals in all 50 states, the District of Columbia, Puerto Rico and Guam.

Certain items in prior periods have been reclassified to conform to current classifications.

a. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany profits, transactions and balances have been eliminated.

b. Cash and Cash Equivalents - Cash and cash equivalents are comprised principally of tax-exempt debt instruments, repurchase agreements, commercial paper and other short-term investments with maturities of less than three months and accrued interest thereon.

c. Accounts Receivable – Billed receivables primarily represent fees that are contractually due in the ordinary course of providing a service, net of contractual adjustments. Unbilled receivables primarily represent incentive bonuses which are not billed to customers until settlement of the contract year during which they were earned (typically six to eight months after the end of a contract year). The Company has not historically experienced difficulty in collecting accounts receivable but may provide reserves, when appropriate, for billing adjustments at contract reconciliation ("contractual reserves").

d. Other Current Assets - Other current assets are comprised of prepaid expenses, inventories and other receivables.

e. Property and Equipment - Property and equipment costs include expenditures that increase value or extend useful lives. Depreciation is recognized under the straight line method over useful lives ranging principally from 5 to 10 years for leasehold improvements, 3 to 5 years for computer software and hardware and 5 to 10 years for furniture and other office equipment. Depreciation expense for the years ended August 31, 2003, 2002, and 2001 was $10.3 million, $6.6 million, and $4.8 million, respectively.

f. Other Assets – Other assets principally consist of identifiable intangible assets associated with business acquisitions (see Note 3) as well as net costs incurred in obtaining hospital contracts and long-term notes receivable. These identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives (one to three years) and consist primarily of non-competition agreements and acquired technology.

g. Goodwill - Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is comprised of a management buy-out of the Company in August 1988 and costs associated with business acquisitions made in fiscal 2001. The Company elected early adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on September 1, 2001, the beginning of its 2002 fiscal year. Since the adoption of SFAS No. 142 in September 2001, amortization of goodwill was discontinued, and goodwill is reviewed at least annually for impairment. (See Note 2). Prior to the adoption of SFAS No. 142, the Company amortized goodwill related to the management buy-out over 40 years and the goodwill related to the fiscal 2001 business acquisitions over 25 years.

h. Contract Billings in Excess of Earned Revenue - Contract billings in excess of earned revenue represent fees subject to refund that are not recognized as revenues because either data from the customer is insufficient or incomplete to measure performance or interim performance measures indicate that performance targets are not being met.

i. Income Taxes - The Company files a consolidated federal income tax return which includes all of its wholly-owned subsidiaries and computes its income tax provision under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 generally requires the Company to record deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities.

j. Revenue Recognition - Fees under the Company's hospital contracts are generally fixed-fee and are recorded as services are provided.

Fees under the Company's health plan contracts are generally determined by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. In some contracts, the PMPM rate may differ between the health plan product groups (e.g. PPO, HMO, Medicare). These contracts are generally for terms of three to seven years with provisions for subsequent renewal and may provide that some portion (up to 100%) of the Company's fees may be refundable to the customer ("performance-based") if a targeted percentage reduction in the customer's health-care costs and clinical and other criteria that focus on improving the health of the members, compared to a baseline year, are not achieved. Approximately 16% of the Company's revenues recorded during the year ended August 31, 2003 were performance-based. A limited number of contracts also provide opportunities for incentive bonuses in excess of the contractual PMPM rate if the Company is able to exceed contractual performance targets.

The Company bills its customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which always includes the amount, if any, that may be subject to refund. The monthly billing does not include any potential incentive bonuses, which, if earned, are not due until after contract settlement. The Company recognizes revenue during the period the services are performed as follows: the fixed portion of the monthly fees is recognized as revenue during the period the services are performed; the performance-based portion of the monthly fees is recognized based on performance-to-date in the contract year; additional incentive bonuses are recognized based on performance-to-date in the contract year to the extent such amounts are considered collectible based on credit risk and/or business relationships. The Company assesses its level of performance based on medical claims and other data contractually required to be supplied monthly by the health plan customer. Estimates that may be included in the Company's assessment of performance include medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, the Company may also provide contractual reserves when appropriate. In the event interim performance measures indicate that performance targets are not being met, or data from the health plan is insufficient or incomplete to measure performance, fees subject to refund are not recognized as revenues but rather are recorded as a current liability in "Contract Billings in Excess of Earned Revenue". In the event that performance levels are not met by the end of the contract year, the Company is contractually obligated to refund some or all of the performance-based fees. The Company would only reverse revenues previously recognized in those situations in which performance-to-date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

The settlement process under a contract, which includes the settlement of any performance-based fees and generally is not completed until six to eight months after the end of a contract year, involves reconciliation of health-care claims and clinical data. Data reconciliation differences between the Company and the customer can arise due to health plan data deficiencies, omissions and/or data discrepancies, for which the Company provides contractual allowances until agreement is reached with respect to identified issues.

During the fiscal year ended August 31, 2003, approximately 70% of the Company's revenues were derived from three health plan contracts that each comprised more than 10% of the Company's revenues for the year. Two of these contracts also each represented more than 10% of the Company's revenues in fiscal years 2002 and 2001, comprising approximately 55% and 43%, respectively, of the Company's revenues for those years.

k. Earnings Per Share - Earnings per share is reported under SFAS No. 128 "Earnings per Share". The presentation of basic earnings per share is based upon average common shares outstanding during the period. Diluted earnings per share is based on average common shares outstanding during the period plus the dilutive effect of stock options outstanding.

l. Stock Options - The Company accounts for its stock options issued to employees and outside directors pursuant to Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". Accordingly, no compensation expense has been recognized in connection with the issuance of stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year ended August 31,		
	2003	2002	2001
(In $000s, except per share data)			
Net income, as reported	$ 18,474	$ 10,355	$ 3,157
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,281)	(1,831)	(2,365)
Pro forma net income	$ 15,193	$ 8,524	$ 792
Earnings per share:			
Basic - as reported	$ 1.19	$ 0.69	$ 0.24
Basic - pro forma	$ 0.98	$ 0.57	$ 0.06
Diluted - as reported	$ 1.12	$ 0.64	$ 0.22
Diluted - pro forma	$ 0.92	$ 0.53	$ 0.06

The estimated weighted average fair values of the options at the date of grant using the Black-Scholes option pricing model as promulgated by SFAS No. 123 and the related assumptions used to develop the estimates are as follows:

Year ended August 31,	2003	2002	2001
Weighted average fair value of options	$ 20.97	$ 10.40	$ 6.20
Assumptions for the Black-Scholes model:			
Dividends	$ -	$ -	$ -
Expected life in years	7.6	6.5	6.5
Forfeiture rate	3.5%	3.0%	3.0%
Average risk free interest rate	4.0%	4.9%	5.3%
Volatility rate	61.0%	56.0%	55.0%

See Note 9 for further discussion of the Company's stock options.

m. Management Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently Issued Accounting Standards

Goodwill

Effective September 1, 2001, the Company early adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective September 1, 2001, the beginning of the Company's 2002 fiscal year, and material amounts of recorded goodwill attributable to each of the Company's segments were tested for impairment by comparing the fair value of each segment with its carrying value (including attributable goodwill). Fair value was estimated using present value techniques based on estimates of cash flows and multiples of earnings and revenues performance measures. These impairment tests are required to be performed at the adoption of SFAS No. 142 and at least annually thereafter. Absent any impairment indicators, the Company performs its annual impairment tests during its fourth quarter, in connection with its annual budgeting process.

The Company completed its annual impairment test as of June 30, 2003 as required by SFAS No. 142 and concluded that no impairment of goodwill exists.

The change in carrying amount of goodwill for fiscal 2002 and 2003 is as follows:

(In $000s)	Health Plan Contracts	Hospital Contracts	Total
Carrying value at August 31, 2001	$ 17,876	$ 10,318	$ 28,194
Empower Health contingent shares and acquisition adjustments	16,244	-	16,244
Carrying value at August 31, 2002 and 2003	$ 34,120	$ 10,318	$ 44,438

In connection with the adoption of SFAS No. 142, the Company also reassessed the useful lives and the classification of its identifiable intangible assets and determined that they continue to be appropriate. The components of identifiable intangible assets, consisting principally of non-competition agreements and acquired technology, which are included in other assets on the consolidated balance sheets, are as follows:

Year Ended August 31, (In $000s)	2003	2002	2001
Gross carrying amount	$ 1,633	$ 1,849	$ 1,992
Accumulated amortization	(1,240)	(831)	(422)
	$ 393	$ 1,018	$ 1,570

Amortization expense for fiscal 2003, 2002 and 2001 was $627,000, $680,000 and $878,000, respectively. Estimated amortization expense for the five succeeding years is $352,000, $26,000, $11,000, $5,000 and $0, respectively, and excludes amortization expense that will be recognized on intangible assets related to the acquisition of StatusOne on September 5, 2003 (See Note 14). Accumulated amortization of goodwill at August 31, 2003 and 2002 was $5.1 million.

The reconciliation of reported net income adjusted for the adoption of SFAS No. 142 is as follows:

Year Ended August 31, (In $000s)	2003	2002	2001
Net income:			
Reported net income	$ 18,474	$ 10,355	3,157
Add back: goodwill amortization	-	-	563
Adjusted net income	$ 18,474	$ 10,355	$ 3,720
Basic earnings per share			
Reported earnings per share	$ 1.19	$ 0.69	$ 0.24
Add back: goodwill amortization	-	-	0.04
Adjusted earnings per share	$ 1.19	$ 0.69	$ 0.28
Diluted earnings per share			
Reported earnings per share	$ 1.12	$ 0.64	$ 0.22
Add back: goodwill amortization	-	-	0.04
Adjusted earnings per share	$ 1.12	$ 0.64	$ 0.26

Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations. The Company has elected to continue to measure compensation for stock options issued to its employees and outside directors pursuant to APB No. 25 and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. Accordingly, no compensation expense has been recognized in connection with the issuance of stock options.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of variable interest entities ("VIE") if certain conditions are met. The interpretation applies immediately to VIEs created after January 31, 2003, and to variable interests obtained in VIEs after January 31, 2003. FIN No. 46 applies in the first fiscal year beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company's financial position or results of operations.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS No. 133 regarding implementation issues raised in relation to the application of the definition of a derivative. The amendments set forth in SFAS No. 149 require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position or results of operations.

3. Business Acquisitions

In two separate transactions during fiscal 2001, the Company acquired 100% of CareSteps.com, Inc. ("CareSteps") and 100% of Empower Health, Inc. ("Empower Health"). The Company has integrated CareSteps' evidence-based, Internet health application and advanced neural network predictive modeling capabilities with the Company's current care and disease management services. The acquisition of Empower Health provided market research regarding outcomes improvement services, prospective sales opportunities and experienced management to strengthen the Company's sales and marketing efforts in addition to key strategic relationships. The purchase price paid for the assets acquired in both transactions was approximately $20.1 million which consisted of cash of $1 million, the Company's common stock valued at approximately $17.2 million, and acquisition costs and assumed liabilities of approximately $1.9 million. The terms of the Empower Health agreement and plan of merger dated June 5, 2001, provided for contingent consideration of up to an additional 532,500 shares of common stock to be issued if the average closing price of the Company's common stock exceeded certain targeted levels from October 1, 2001 to September 30, 2006. On December 3, 2001, those targets were met and the Company issued 532,494 unregistered shares of common stock to the original shareholders of Empower Health. The value of the shares issued of approximately $16.6 million was recorded as additional goodwill.

The purchase price of the aforementioned acquisitions was assigned as follows:

(Rounded to $000s)		
Working capital	$	263
Property and equipment		36
Deferred tax asset		600
Identifiable intangible assets		1,330
Goodwill		34,300
Acquisition purchase price	$	36,529

Had these transactions occurred on September 1, 2000, unaudited pro forma revenues for the year ended August 31, 2001 would have been approximately $75.5 million. Unaudited pro forma net income for the year ended August 31, 2001 would have been approximately $0.6 million, and unaudited pro forma diluted earnings per share would have been $0.06.

4. Income Taxes

Income tax expense is comprised of the following:

Year ended August 31,	2003	2002	2001
(In $000s)			
Current taxes			
Federal	$ 6,917	$ 3,921	$ 1,264
State	2,043	628	424
Deferred taxes			
Federal	3,111	2,227	786
State	766	419	36
Total	$ 12,837	$ 7,195	2,510

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset for the fiscal years ended August 31, 2003 and 2002 are as follows:

At August 31,	2003	2002
(In $000s)		
Deferred tax assets:		
Accruals and reserves	$ 639	$ 597
Spin-off stock option adjustment	519	864
Deferred compensation	1,922	1,605
Acquired net operating loss carryforward	-	536
Capital loss carryforward	97	97
	3,177	3,699
Valuation allowance	(97)	(97)
	3,080	3,602
Deferred tax liability:		
Tax over book depreciation	4,545	1,337
Tax over book amortization	157	10
	4,702	1,347
Net deferred tax asset (liability)	$ (1,622)	$ 2,255
Net current deferred tax assets	$ 758	$ 1,313
Net long-term deferred tax asset (liability)	(2,380)	942
	$ (1,622)	$ 2,255

The Company has recorded a valuation allowance against deferred tax assets as of August 31, 2003 and 2002 totaling approximately $97,000, as management believes it is more likely than not that the net deferred tax asset related to the capital loss carryforward will not be realized in future tax periods. For fiscal 2003 and 2002, the tax benefit of stock option compensation, excluding amounts relieving the deferred tax asset described as "Spin-off stock option adjustment", is recorded as additional paid-in capital.

The difference between income tax expense computed using the effective tax rate and the statutory federal income tax rate follows:

Year Ended August 31,	2003	2002	2001
(In $000s)			
Statutory federal income tax	$ 10,646	$ 5,967	$ 1,927
State income taxes, less federal income tax benefit	1,854	691	304
Change in valuation allowance	-	97	-
Amortization of goodwill and certain other intangible assets	62	80	216
Other	275	360	63
Income tax expense	$ 12,837	$ 7,195	$ 2,510

5. Long-Term Debt

On November 22, 2002, the Company entered into a credit agreement with three financial institutions. The agreement provides the Company with up to $35.0 million in borrowing capacity, including the ability to issue up to $35.0 million of letters of credit, under a credit facility that expires in May 2005. Borrowings under the agreement bear interest, at the Company's option, at a fluctuating LIBOR-based rate or at the higher of the federal funds rate plus 0.5% or the banks' prime lending rate. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral for any borrowings under the credit facility. As of August 31, 2003, there were no borrowings outstanding under the credit agreement. The agreement also contains various financial covenants, limits the amount of repurchases of the Company's common stock, and requires the Company to maintain minimum liquidity (cash, marketable securities, and unused availability under the credit agreement) of $8.0 million. As of August 31, 2003, there were two letters of credit outstanding under the agreement of $5.0 million and $0.4 million to support the Company's requirement to repay fees under two health plan contracts in the event the Company does not perform at established target levels and does not repay the fees due in accordance with the terms of the contracts. Subsequent to August 31, 2003, the Company was released from the $5.0 million letter of credit. The Company has never had a draw under an outstanding letter of credit.

Long-term debt at August 31, 2003 consists of computer equipment leased by the Company under capital lease obligations. See Note 7.

On September 5, 2003, in conjunction with the acquisition of StatusOne Health Systems, Inc. ("StatusOne"), the Company entered into a new revolving credit and term loan agreement with eight financial institutions that replaced its previous credit agreement dated November 22, 2002. See Note 14 for further discussion.

6. Other Long-Term Liabilities

The Company has a non-qualified deferred compensation plan under which officers of the Company and certain subsidiaries may defer a portion of their salaries and receive a Company matching contribution plus a contribution based on the performance of the Company. Company contributions vest at 25% per year. The plan is unfunded and remains an unsecured obligation of the Company. Participants in these plans elect payout dates for their account balances, which can be no earlier than four years from the period of the deferral. Included in other long-term liabilities are vested amounts under these plans of $3,919,000 and $3,030,000 as of August 31, 2003 and 2002, respectively, net of the current portion of $268,000 and $340,000, respectively. Plan payments required in the five years subsequent to August 31, 2003 for the Company are $268,000, $561,000, $821,000, $459,000 and $206,000.

7. Leases

The Company has operating lease agreements principally for its corporate office space and its health plan care enhancement centers. The present corporate office lease is for approximately 70,000 square feet and expires September 2007. The health plan care enhancement center leases are for approximately 15,000 to 30,000 square feet each and have terms of three to ten years. Rent expense under lease agreements for the years ended August 31, 2003, 2002 and 2001 was approximately $3,008,000, $2,169,000 and $1,807,000, respectively.

A summary of the Company's future minimum lease payments, net of sublease income, under all capital leases and non-cancelable operating leases for each of the next five years following August 31, 2003 is as follows:

Year ending August 31,	Capital Leases	Operating Leases
(In $000s)		
2004	423	3,533
2005	110	3,733
2006	–	3,433
2007	–	3,009
2008 and thereafter	–	6,403
Total minimum lease payments	533	$ 20,111
Less amount representing interest	(19)	
Present value of net minimum lease payments	514	
Less current portion	(405)	
	$ 109	

8. Stockholders' Equity

At a Special Meeting of Stockholders on October 25, 2001, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 15,000,000 to 40,000,000. On October 29, 2001, the Company's Board of Directors approved a three-for-two stock split effected in the form of a 50% stock dividend distributed on November 23, 2001 to stockholders of record at the close of business on November 9, 2001. The consolidated balance sheets and consolidated statements of changes in stockholders' equity have been restated as if the split and increase in authorized shares had occurred on August 31, 2001. Earnings per share, weighted average shares and equivalents and stock option information have been retroactively restated as if the split had occurred at the beginning of the periods presented.

In December 2001, the Company entered into a strategic alliance agreement with Johns Hopkins University and Health System for the establishment of an outcomes verification program to independently evaluate the effectiveness of clinical interventions and their clinical and financial results. This five year strategic alliance agreement was effective December 1, 2001. Pursuant to the terms of the funding commitment, the Company pays Johns Hopkins compensation of $1.0 million annually and issued 75,000 unregistered shares of common stock to Johns Hopkins. One half of the 75,000 shares vested immediately, and the remaining 37,500 shares vest on December 1, 2003.

9. Stock Options

The Company has several stock option plans under which non-qualified options to purchase the Company's common stock have been granted. Options under these plans are normally granted at market value at the time of the grant and normally vest over four years at the rate of 25% per year. Options have a term of 10 years from the date of grant. At August 31, 2003, approximately 326,000 shares were reserved for future option grants.

Stock option activity for the three years ended August 31, 2003 is summarized below:

(In 000s, except price data)	Number of Shares	Weighted Average Exercise Price
Outstanding at August 31, 2000	2,661	$3.21
Options granted	1,005	11.41
Options exercised	(664)	2.26
Options forfeited	(74)	4.47
Options expired	(4)	1.75
Outstanding at August 31, 2001	2,924	6.21
Options granted	1,122	19.09
Options exercised	(587)	3.46
Options forfeited	(375)	16.78
Options expired	(6)	4.28
Outstanding at August 31, 2002	3,078	10.17
Options granted	766	31.91
Options exercised	(430)	3.90
Options forfeited	(24)	14.96
Options expired	(111)	18.78
Outstanding at August 31, 2003	3,279	15.78

The following table summarizes information concerning outstanding and exercisable options at August 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding *(In 000s)*	Weighted Average Remaining Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable *(In 000s)*	Weighted Average Exercise Price
Less than $4.00	779	5.3	$2.99	528	$2.74
$4.01 - $14.00	605	6.0	5.40	447	4.82
$14.01 - $19.00	692	8.8	15.30	178	15.48
$19.01 - $30.00	563	8.2	23.48	134	23.41
More than $30.00	640	10.0	34.94	3	33.51
	3,279	7.6	15.78	1,290	7.43

The Company has also reserved 75,000 shares of common stock to be granted as restricted stock as part of the Company's Board of Directors compensation program of which approximately 51,000 shares have been granted as of August 31, 2003.

10. Stockholder Rights Plan

On June 19, 2000, the Company's Board of Directors adopted a stockholder rights plan under which holders of common stock as of June 30, 2000 received preferred stock purchase rights as a dividend at the rate of one right per share. Each right initially entitles its holder to purchase one one-hundredth of a new Series A preferred share at $21.33, subject to adjustment. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions have triggered the exercisability of the rights), under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights. With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 15% or more of the Company's outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The rights will expire on June 19, 2010.

11. Employee Benefits

The Company has a Section 401(k) Retirement Savings Plan (the "Plan") available to substantially all employees of the Company and its wholly owned subsidiaries. Employee contributions are limited to a percentage of their base compensation as defined in the Plan and are supplemented by Company contributions, which are subject to vesting requirements. Company contributions under the Plan totaled $1,337,000, $683,000 and $458,000 for the years ended August 31, 2003, 2002 and 2001, respectively.

12. Commitments and Contingencies

In June 1994, a "whistle blower" action was filed on behalf of the United States government by a former employee dismissed by the Company in February 1994. The case is currently pending before the United States District Court for the District of Columbia. The employee sued the Company and a wholly-owned subsidiary of the Company, AHSI, as well as certain named and unnamed medical directors and one named client hospital, West Paces Medical Center ("WPMC"), and other unnamed client hospitals. The Company has since been dismissed as a defendant; however, the case is still pending against AHSI. In addition, WPMC has agreed to settle the claims filed against it subject to the court's approval as part of a larger settlement agreement that WPMC's parent organization, HCA Inc., has reached with the United States government. The complaint alleges that AHSI, the client hospitals and the medical directors violated the federal False Claims Act by entering into certain arrangements that allegedly violated the federal anti-kickback statute and provisions of the Social Security Act prohibiting physician self-referrals. Although no specific monetary damage has been claimed, the plaintiff, on behalf of the federal government, seeks treble damages plus civil penalties and attorneys' fees. The plaintiff also has requested an award of 30% of any judgment plus expenses. The Office of the Inspector General of the Department of Health and Human Services determined not to intervene in the litigation, and the complaint was unsealed in February 1995. The case is still in the discovery stage and has not yet been set for trial.

The Company believes that its operations have been conducted in full compliance with applicable statutory requirements. Although there can be no assurance that the results of the matter would not have a material adverse impact on the Company, nor can an estimate of possible loss be made, the Company believes that the resolution of issues, if any, which may be raised by the government and the resolution of the civil litigation would not have a material adverse effect on the Company's financial position or results of operations except to the extent that the Company incurs material legal expenses associated with its defense of this matter and the civil suit.

13. Business Segments

The Company provides care enhancement and disease management services to health plans and hospitals. The Company's reportable segments are the types of customers, hospital or health plan, who contract for the Company's services. The segments are managed separately and the Company evaluates performance based on operating profits of the respective segments. The Company supports both segments with shared support services, including human resources, clinical, and information technology resources.

The accounting policies of the segments are the same as those discussed in the summary of significant accounting policies. There are no intersegment sales. Income (loss) before income taxes by operating segment excludes general corporate expenses.

Summarized financial information by business segment is as follows:

Year ended August 31, *(In $000s)*	2003	2002	2001
Revenues:			
Health plan contracts	$ 150,085	$ 104,250	$ 55,051
Hospital contracts	15,099	18,195	19,636
Other revenue	287	317	434
	$ 165,471	$ 122,762	$ 75,121
Income (loss) before income taxes:			
Health plan contracts	$ 56,918	$ 32,837	$ 12,728
Hospital contracts	3,069	3,636	5,242
Shared support services	(22,610)	(14,624)	(8,895)
Total segments	37,377	21,849	9,075
General corporate	(6,066)	(4,299)	(3,408)
	$ 31,311	$ 17,550	$ 5,667
Depreciation and amortization:			
Health plan contracts	$ 4,873	$ 4,587	$ 2,980
Hospital contracts	239	262	215
Shared support services	4,746	1,647	1,278
Total segments	9,858	6,496	4,473
General corporate	1,092	775	1,183
	$ 10,950	$ 7,271	$ 5,656
Expenditures for long-lived assets:			
Health plan contracts	$ 5,086	$ 5,791	$ 1,846
Hospital contracts	97	164	371
Shared support services	8,727	7,449	1,264
Total segments	13,910	13,404	3,481
General corporate	2,336	644	1,500
	$ 16,246	$ 14,048	$ 4,981
Identifiable assets:			
Health plan contracts	$ 72,416	$ 65,878	$ 33,788
Hospital contracts	13,178	13,342	13,364
Shared support services	12,901	9,161	2,739
Total segments	98,495	88,381	49,891
General corporate	40,760	27,381	16,708
Assets not allocated:			
Deferred tax assets	758	2,255	4,901
	$ 140,013	$ 118,017	$ 71,500

All of the Company's operations are in the United States. During the year ended August 31, 2003, revenues of $66.5 million, $27.5 million and $22.4 million were derived from contracts with three health plan customers that each comprised more than 10% of the Company's revenues. During the year ended August 31, 2002, revenues of $41.5 million and $25.6 million were derived from contracts with two health plan customers. During the year ended August 31, 2001, revenues of $21.0 million and $10.9 million were derived from contracts with two health plan customers.

14. Subsequent Events

On September 5, 2003, the Company completed the acquisition of StatusOne, the market-leading provider of health management services for high-risk populations of health plans and integrated systems nationwide through the merger of a wholly-owned subsidiary of the Company with and into StatusOne in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"). The aggregate purchase price paid by the Company was $65 million. In addition, pursuant to an earn-out agreement (the "Earn-Out Agreement"), the Company is obligated to pay the former stockholders of StatusOne, as additional purchase price, up to $12.5 million, payable either in cash or common stock, at the Company's discretion, if StatusOne achieves certain revenue targets during the one-year period immediately following the acquisition. At the closing, the Company delivered $5 million of the purchase price into an escrow account under the terms and conditions of a separate escrow agreement to secure certain obligations of the former stockholders under the terms of the Merger Agreement.

In conjunction with the acquisition, the Company entered into a new revolving credit and term loan agreement (the "Agreement") with eight financial institutions that replaced its previous credit agreement dated November 22, 2002. As of August 31, 2003, there were no borrowings outstanding under the Company's previous credit agreement. The new Agreement provides the Company with up to $100 million in borrowing capacity, including a $60 million term loan and a $40 million revolving line of credit, under a credit facility that expires on August 31, 2006. The Company is required to make principal installment payments of $3 million at the end of each fiscal quarter beginning on November 30, 2003 and ending with a $27 million balloon payment on August 31, 2006. Borrowings under the Agreement bear interest, at the Company's option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral for any borrowings under the credit facility. The Agreement also contains various financial covenants, provides for a fee ranging between 0.375% and 0.5% of unused commitments, prohibits the payment of dividends, and limits the amount of repurchases of the Company's common stock. On September 16, 2003, the Company entered into an interest rate swap agreement for the management of interest rate exposure. By entering into the interest rate swap agreement the Company effectively converted $40 million of floating rate debt to a fixed obligation with an interest rate of 4.99%. The Company currently believes that it will be able to meet the hedge accounting criteria under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", in accounting for the interest rate swap agreement.

Board of Directors and Stockholders
American Healthways, Inc.

We have audited the accompanying consolidated balance sheet of American Healthways, Inc. and Subsidiaries as of August 31, 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity for the year ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of American Healthways, Inc. and Subsidiaries as of August 31, 2002 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the two years in the period ended August 31, 2002, were audited by other auditors whose report dated October 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Healthways, Inc. and Subsidiaries at August 31, 2003, and the consolidated results of their operations and their cash flows for the year ended August 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
October 1, 2003

Board of Directors and Stockholders
American Healthways, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheet of American Healthways, Inc. and subsidiaries as of August 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Healthways, Inc. and subsidiaries as of August 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(g) to the consolidated financial statements, effective September 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which resulted in the Company changing the method in which it accounts for goodwill and other intangible assets.

Deloitte & Touche LLP

Nashville, Tennessee
October 16, 2002

Fiscal 2003	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 37,538	$ 40,101	$ 41,822	$ 46,010
Gross margin	$ 12,912	$ 15,295	$ 15,095	$ 16,039
Income before income taxes	$ 6,270	$ 8,719	$ 7,711	$ 8,611
Net income	$ 3,699	$ 5,144	$ 4,550	$ 5,081
Basic earnings per share [1]	$ 0.24	$ 0.33	$ 0.29	$ 0.32
Diluted earnings per share [1]	$ 0.23	$ 0.31	$ 0.28	$ 0.30

Fiscal 2002	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 24,542	$ 28,380	$ 31,561	$ 38,279
Gross margin	$ 6,357	$ 9,020	$ 9,593	$ 12,947
Income before income taxes	$ 2,533	$ 4,148	$ 4,385	$ 6,484
Net income	$ 1,494	$ 2,448	$ 2,587	$ 3,826
Basic earnings per share [1]	$ 0.10	$ 0.16	$ 0.17	$ 0.25
Diluted earnings per share [1] [2]	$ 0.10	$ 0.15	$ 0.16	$ 0.24

[1] *Income per share calculations for each of the quarters were based on the weighted average number of shares and dilutive options outstanding for each period. Accordingly, the sum of the quarters may not necessarily be equal to the full year income per share.*

[2] *Restated to reflect the effect of a three-for-two stock split effective November 2001.*

Corporate Officers

Richard Amico
Vice President
Richard C. Bailey
Senior Vice President
Nick Balog
Senior Vice President
Mary Bryngelson
Vice President
Janet Calhoun
Senior Vice President
Keith A. Cavender
Vice President
Mary A. Chaput *
Executive Vice President and Chief Financial Officer
Thomas G. Cigarran *
Chairman of the Board of Directors
Michael L. Conrad
Senior Vice President
Emily N. Cook
Vice President
Janet Dagley
Vice President
nicholas e. dantona
Senior Vice President and Chief Communications Officer
Anne-Marie Duquette
Vice President
Kathryn N. Elsaesser
Senior Vice President
Bettye L. Finley
Vice President and COO-Hospital Group

Valla F. Finner
Senior Vice President
Samuel Forman, MD
Senior Vice President
Robyn S. Fulwider
Senior Vice President
Mark Hackman, MD
Vice President
Patricia A. Hamilton
Vice President
Pam Hara
Senior Vice President
Debra N. Hatcher
Senior Vice President
Sheila M. Hipp
Vice President
Rufus Howe
Vice President
Mary D. Hunter *
Executive Vice President
Karen A. Kasnetz
Vice President
Matthew Kelliher *
Executive Vice President
Michael Kennedy
Vice President
Michael H. King
Vice President
Kathryn J. Kirk
Senior Vice President
Scott Kozicki
Vice President
Karen Lane
Vice President

Lai W. Lee
Vice President
Ben R. Leedle, Jr. *
President and Chief Executive Officer
Martin R. Leinwand
Senior Vice President
Alfred Lumsdaine *
Senior Vice President, Controller, and Chief Accounting Officer
Katherine M. Malone
Vice President
Scott R. Mann
Vice President
Maris May
Vice President
Peter N. McCann
Senior Vice President
C. Don McConnell
Senior Vice President and Chief Information Officer
Matthew A. Michela
Senior Vice President
Michael Moen
Senior Vice President
Michael F. Montijo, MD
Vice President
William G. Moore
Vice President
Susan Neckes
Senior Vice President
Michael O'Neil
Vice President

Patty M. Orr
Senior Vice President
Theodore L. Perry
Vice President
James E. Pope MD *
Executive Vice President and Chief Medical Officer
Rita R. Sailer
Senior Vice President
Stephen G. Samples
Senior Vice President
Scott J. Sivik
Vice President
Sharon A. Stalder
Vice President
Robert E. Stone *
Executive Vice President and Chief Strategy Officer
Donald B. Taylor *
Executive Vice President and Chief Operating Officer
Paul Wallace
Senior Vice President
Jo Anne Westerfield
Vice President
Dana C. Williams
Senior Vice President
Gary Wood
Senior Vice President

* *executive officers*

Board of Directors

John W. Ballantine
Former Executive Vice President and Chief Risk Management Officer
First Chicago NBD Corporation

J. Crispin Bisgard, M.D.
Former Director of Health Services
Delta Air Lines

Thomas G. Cigarran
Chairman and former Chief Executive Officer
American Healthways, Inc.

Frank A. Ehmann
Former President and Chief Operating Officer
American Hospital Supply Corporation

Henry D. Herr
Former Executive Vice President and Chief Financial Officer
American Healthways, Inc.

Martin J. Koldyke
Former Chairman
Frontenac Company

Ben R. Leedle, Jr.
President and Chief Executive Officer
American Healthways, Inc.

C. Warren Neel, Ph.D.
Director of the Center for Corporate Governance
University of Tennessee

William C. O'Neil, Jr.
Former Chairman, President and Chief Executive Officer
ClinTrials Research, Inc.

Medical Advisory Council

John Anderson, M.D.
Nashville, Tennessee

Charles H. Booras, M.D., FAAFP
Jacksonville, Florida

Richard S. Chung, M.D.
Honolulu, Hawaii

Kenan Haver, M.D.
Boston, Massachusetts

Leonard I. Mastbaum, M.D., FACE
Fort Wayne, Indiana

Allen J. Naftilan, M.D., Ph.D., FACC
Nashville, Tennessee

James E. Pope, M.D.
Tampa, Florida

Robert E. Sevier, M.D., FACP
Greensboro, North Carolina

Fred G. Toffel, M.D.
Las Vegas, Nevada

Scientific Advisory Council

John Dixon, M.D., FACC, FAHA
Associate Professor of Medicine
Vanderbilt Page–Campbell Heart Institute
Division of Cardiology
Nashville, Tennessee

E. Wesley Ely, M.D., MPH, FACP, FCCP
Assistant Professor of Medicine
Center for Health Services Research Vanderbilt University Medical Center
Nashville, TN

Joseph Finkelstein, M.D.
Assistant Professor of Medicine
Medical Information Systems Unit
Section of General Internal Medicine
School of Medicine, Boston University
Boston, MA

Lois Jovanovic, M.D., FACP, FACN
Director & Clinical Professor of Medicine: USC-LA
Sansum Medical Research Foundation
Santa Barbara, CA

Marjorie King, M.D., FACC
Director, Cardiac Services
Helen Hayes Hospital
West Haverstraw, NY

Rodney A. Lorenz, M.D., FAAP
Professor & Vice Chair
Department of Pediatrics
University of Illinois College of Medicine
Peoria, IL

Gerald Schulman, M.D.
Professor of Medicine
Division of Nephrology
Vanderbilt University Medical Center
Nashville, Tennessee

CORPORATE OFFICE

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com

REGISTRAR AND TRANSFER AGENT

SunTrust Bank, Atlanta
Corporate Trust Department
58 Edgewood Avenue
Room 225 Annex
Atlanta, Georgia 30303
404/588-7817

FORM 10-K/INVESTOR CONTACT

A copy of the American Healthways, Inc. 10-K Report for Fiscal 2003 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's website, www.americanhealthways.com. It is also available from the Company at no charge. These requests and other investor contacts should be directed to Mary A. Chaput, Executive Vice President and Chief Financial Officer at the Company's corporate office.

ANNUAL MEETING

The annual meeting of stockholders will be held on January 21, 2004, at 9:00 a.m. at the Loews Vanderbilt Plaza, 2100 West End Avenue, Nashville, Tennessee.

COMMON STOCK AND DIVIDEND INFORMATION

The common stock of American Healthways, Inc. is traded in The Nasdaq Stock Market (National Market) under the symbol AMHC. At December 1, 2003, there were approximately 11,800 holders of the common stock, including 135 stockholders of record. No cash dividends have been paid on the common stock.

The following table sets forth the high and low sales prices per share of common stock as reported by Nasdaq for the relevant periods, restated to reflect the effect of a three-for-two stock split effective November 2001.

Year ended August 31, 2003	High	Low
First quarter	$ 23.87	$ 11.24
Second quarter	22.73	15.19
Third quarter	26.85	15.09
Fourth quarter	42.00	23.25

Year ended August 31, 2002	High	Low
First quarter	$ 34.40	$10.10
Second quarter	37.32	17.90
Third quarter	29.16	15.65
Fourth quarter	25.45	11.25



"Success requires great people, a great culture in which they can do their best work, and an adequate strategy..."

Since 1981, the colleagues of American Healthways, and the customers, patients and physicians we support have all benefited from Tom Cigarran's commitment to assuring that simple leadership philosophy permeated every respect of our Company, products and customer service. Perhaps equally as important, Tom's optimism, passion for success, and belief in always doing the right thing, provided a clear compass for all of us to steer by.

After 15 years as Chairman, and CEO, and as part of the Company's long-range leadership plan, Tom stepped down as CEO this past September, retaining his position as Chairman of the Board of Directors. We share his confidence that this leadership change has exquisitely positioned the Company to take advantage of new market opportunities, assuring our continuing position as the leader in our industry.

"...If you're fortunate enough to have a great strategy as well, then you're poised to be a great American company."

Because of your leadership over the past 22 years, we believe that American Healthways enters 2004 with all three components necessary to be the great American company you've envisioned.

The Colleagues of American Healthways

AMERICAN HEALTHWAYS

Improved health is the outcome.

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615.665.1122
www.americanhealthways.com